FEDERATED INSURANCE SERIES
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

April 9, 2009

EDGAR Operations Branch
Securities and Exchange Commission
Office of Insurance Products
100 F Street, N.E.
Washington, DC  20549

RE:              FEDERATED INSURANCE SERIES (the “Trust” or the “Funds”)
Federated American Leaders Fund II
Primary Shares
Service Shares
Federated Market Opportunity Fund II
1933 Act File No. 33-69268
1940 Act File No. 811-8042

Dear Sir or Madam:

 The following responds to your specific instruction that we furnish a written review of the responses provided to the comments received from the Commission’s staff with respect to the filing pursuant to Rule 485(a) as Post-Effective Amendment No. 50 filed with the Commission on February 13, 2009.

I.  Responses to the comments received in Federated Market Opportunity Fund II

(1)           Comment on 1.a.

The sentence we were asked to clarify has been removed from the final filing.  The following language has been added to the “What are the Fund’s Main Investment Strategies?” section.  “The fund may also engage in short sales of securities in order to take advantage of an anticipated decline in the price of a security or index.”

(2)           Comment on 1.b.

 As discussed with the staff, the registrant believes that the current language in the “Risks Related to Investing For Value” bullet point under the heading “What Are The Main Risks of Investing In The Fund,” adequately describes the nature of such risk, and that the registrant is not required to state, in each case where the prospectus language regarding the Fund’s investment strategy is predicated on the Adviser’s judgment or belief as to characteristics or the merits of a security (e.g., that it is undervalued), that the Adviser might be wrong in such judgment or belief.

(3)           Comment on 1.c.
The following language has been added to the risk disclosure of Risks Related to the Economy: “Returns on low-grade corporate bonds, also known as junk bonds, are sensitive to changes in the economy.”  With respect to the comments on the relevance of low-grade corporate bonds, please see the following disclosure provided in paragraph #10 in the section "What are the Fund's Investment Strategies." "When searching for asset classes within the fixed-income market, the Adviser places an emphasis on historical yield spreads and investing contrary to prevailing market sentiment with regard to an asset class. Such asset classes may include non-investment grade fixed-income securities, also known as junk bonds,...."

(4)           Comments on 1.d.(i)
With respect to the comment on “anticipated” fees, The actual fees for the period ended December 31, 2008 did not include dividends on short positions because the Fund did not engage in short selling during such period. Because dividends on short positions are anticipated to have a material impact on the fund's expenses, the fee table has been based on "anticipated expenses" for the year ending December 31, 2009. This fee table includes the same language and format used for the recently completed 485a filing for the Federated Market Opportunity Fund.
(5)           Comments on 1.d.(ii)
The fee table in the final filing will have corresponding disclosure to footnote 6.   With respect to the reference of Acquired Fund Fees and Expenses (AFFE), the sub-heading "Total Direct Annual Fund Operating Expenses" in the fee table has been removed. AFFE are now clearly disclosed as part of the Fund's total operating expenses. The AFFE continue to be excluded from FN 6 because they are not included in the Fund's day to day operating expenses. This disclosure reflects the same language and format used in the recently completed 485a filing for the Federated Market Opportunity Fund.

(6)           Comments on 1.e
The following language is included in the "Short Selling Risks" disclosure: "If the value of the security sold short increases between the time that the Fund borrows the security and the time it repurchases and returns the security to the lender, the Fund will realize a loss on the difference (plus any interest and/or dividends the Fund is required to pay to the Lender).  This loss is theoretically unlimited as there is no limit as to how high the security sold short can appreciate in value.”

(7)           Comment on 1.f
With respect to the comment on the fee example, the example does reflect AFFE.

(8)           Comment on 1.g.(i)
The disclosure with respect to the tax consequences resulting from exposure to derivative contracts and hybrid instruments has been deleted from the language in “What are the specific risks of Investing in the Fund—Risks of Investing in Derivative contracts and Hybrid Instruments.”
(9)           Comment on 1.g.(ii)
The duplicate entry has been removed.

II.  Responses to the comments received in Federated Clover Value Fund II

(1)           Comment 2.a.(i)

Pursuant to a discussion between Grant Anderson of Reed Smith and Mark Cowan of the staff, the registrant does not believe that adding a definition of the terms “large, mid or small market capitalizations” would serve a materially useful purpose because the purport of the current disclosure is that the Fund is able to invest in a full range of capitalizations which subsumes each sub-category, and thus makes the range of the sub-categories irrelevant.  In addition, the risks attendant to each of the three sub-categories are already disclosed.  Therefore, a definition of these terms has not been included in the revised filing.

(2)           Comment 2.a.(ii)

As discussed with the staff, the registrant believes that the language contained in the section “Risk/Return Summary – What are the Fund’s Main Investment Strategies” includes a description, in broad terms, of each type of security in which the Fund may principally invest (i.e., equity securities and derivative contracts), while cross-referencing to remainder of the prospectus for a more detailed discussion.  The registrant believes that this approach is consistent with the requirements of Form N-1A.
(3)           Comment 2.b.(i)

As discussed with the staff, the registrant believes that the current language in the “Risks Related to Investing For Value” bullet point under the heading “What Are The Main Risks of Investing In The Fund,” adequately accurately describes the nature of such risk, and that the registrant is not required to state, in such each case where the prospectus language regarding the Fund’s investment strategy is predicated on the Adviser’s judgment or belief as to characteristics or the merits of a security (e.g., that it is undervalued), that the Adviser might be wrong in such judgment or belief.
(4)           Comment 2.b.(ii)

As discussed with the staff, the reference to “tax issues” has been deleted from the “Risks of Investing in Derivative Contracts and Hybrid Investments” bullet point under the heading “What Are the Main Risks of Investing in the Fund.”
(5)           Comment 2.c.

Language has been added to the section “Risk/Return Bar Chart and Table” to disclose that returns were achieved using a different investment strategy.
(6)           Comment 2.d.

The fee table has been included in the revised filing.

(7)           Comment 2.e.

As discussed with the staff, the material under the caption “Special Transactions” consists of securities types (i.e., Hybrid Instruments and Securities of Other Investment Companies (including Exchange Traded Funds)) and securities techniques/transactions (i.e., Securities Lending and Asset Segregation), which do not fit within the other two major headings (i.e., Equity Securities and Derivatives Contracts) under “What are the Principal Securities in which the Fund Invests?”  In addition, please note that hybrid instruments and exchange traded funds are included in “What are the Fund’s Main Investment Strategies” section, while securities lending and asset segregation are not sufficiently important to be included in the summary.

(8)           Comment 2.f.

The disclosure with respect to the tax consequences resulting from exposure to derivative contracts and hybrid instruments has been deleted from the language in “What are the Specific Risks of Investing in the Fund – Risks of Investing in Derivative Contracts and Hybrid Instruments.”

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Trust acknowledges the staff’s view that: the Trust is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the enclosed material, please contact me at (412) 288-7574.

Very truly yours,

/s/ M. Allison Miller
M. Allison Miller
Senior Paralegal

Enclosures